PINE VALLEY MINING CORPORATION

Consolidated Financial Statements

for the Three Months Ended June 30, 2006

(Unaudited)

PINE VALLEY MINING CORPORATION

Consolidated Balance Sheets

(Unaudited)

		June 30,	March 31,
(in thousands of Canadian dollars)		2006	2006
ASSETS
CURRENT
Cash		$ 5,069	$ 817
Accounts receivable, net of nil allowance		7,862	3,719
Goods and Services Tax (GST) and other receivable		1,257	1,356
Deferred financing charges		258	279
Prepaid expenses		739	643
Coal Inventory		8,495	9,528
Future income taxes		302	302
Total Current Assets		23,982	16,644
Restricted cash		429	458
Other non-current assets		1,432	1,550
Mineral property, plant and equipment (Note 3)		56,778	57,560
Non-producing mineral properties (Note 4)		3,027	2,877
Future income taxes		3,040	3,040
Total Assets		$ 88,688	$ 82,129

LIABILITIES
CURRENT
Operating line (Note 5)		$ 10,457	$ 5,675
Accounts payable		10,791	9,214
Accrued liabilities		2,758	2,616
Current portion of term debt (Note 6)		9,878	10,337
Current portion of capital lease obligation		41	41
Due to related party (Note 7)		600	600
Total Current Liabilities		34,525	28,483
Asset retirement obligation (Note 8)		2,342	2,307
Capital lease obligation		106	124
Future income taxes		3,254	3,208
Total Liabilities		40,227	34,122
SHAREHOLDERS' EQUITY
Share capital (Note 9)		61,161	61,161
Contributed surplus and other capital		6,079	5,708
Deficit		(18,779)	(18,862)
Total Shareholders' Equity		48,461	48,007
Total Liabilities and Shareholders' Equity		$ 88,688	$ 82,129

Commitments and contingencies (Note 13)
Continuing operations (Note 1)

Approved by the Board of Directors

"Jeffrey Fehn"	Director

"Robert Bell"	Director

See accompanying Notes to the Consolidated Financial Statements

PINE VALLEY MINING CORPORATION

Consolidated Statements of Operations

(Unaudited)

(in thousands of Canadian dollars	Three months ended June 30,
except share and per share amounts)	2006	2005
REVENUE
Coal Sales	$ 20,655	$ 13,474
Cost of Operations:
Mining and transportation	16,830	11,695
Administrative and other	825	577
Depreciation and depletion	1,536	752
	19,191	13,024
INCOME BEFORE UNDERNOTED ITEMS	1,464	450

EXPENSES
Office and general	242	121
Professional fees	75	205
Promotion and marketing	56	74
Salaries and stock-based compensation	694	947
	1,067	1,347
INCOME (LOSS) BEFORE OTHER INCOME
(EXPENSES) AND INCOME TAXES	397	(897)

OTHER INCOME (EXPENSES)
Interest and other income	35	12
Interest and financing	(401)	(584)
Foreign exchange gain (loss)	129	(797)
Other	(8)	59
	(245)	(1,310)
INCOME (LOSS) BEFORE INCOME TAXES	152	(2,207)
Mining taxes expense	(23)	(46)
Future income taxes (expense) recovery	(46)	439
	(69)	393
NET INCOME (LOSS)	$ 83	$ (1,814)

Basic and diluted income (loss) per share	$ -	$ (0.03)
Weighted average number of common shares - basic	75,732,878	69,896,309
Weighted average number of common shares - diluted	75,820,366	69,896,309

See accompanying Notes to the Consolidated Financial Statements

PINE VALLEY MINING CORPORATION

Consolidated Statements of Cash Flows

(Unaudited)

	Three months ended June 30,
(in thousands of Canadian dollars)	2006	2005
OPERATING ACTIVITIES
Net income (loss) for the period	$ 83	$ (1,814)
Items not involving cash:
Deferred financing charges	(26)	119
Depreciation and depletion	1,536	752
Non-cash financing costs	47	386
Financing obligations	254	298
Stock-based compensation costs	371	720
Unrealized foreign exchange and derivatives (gain) loss	46	684
Future income taxes	46	(439)
Changes in working capital items
other than cash (Note 12)	(980)	275
	1,377	981
FINANCING ACTIVITIES
Capital stock issued	-	548
Loan proceeds	-	1,238
Loan payments	(459)	(1,396)
Operating line proceeds (net)	4,782	-
Financing fees	-	(266)
	4,323	124
INVESTING ACTIVITIES
Acquisition of property and equipment, net of
accounts payable	(887)	(8,474)
Goods and services tax and other receivable	99	1,759
Property, plant and equipment obligations	(643)	4,958
Restricted cash	29	-
	(1,402)	(1,757)
INCREASE IN CASH	4,298	(652)
Affect of foreign exchange rate
on cash	(46)	(68)

CASH POSITION, BEGINNING OF PERIOD	$ 817	$ 2,200

CASH POSITION, END OF PERIOD	$ 5,069	$ 1,480

Non-cash financing and investing activities
Property and equipment acquired under capital lease	$ -	$ 88
Supplemental information
Interest paid	$ 79	$ 35
Income taxes paid	$ 100	$ -

See accompanying Notes to the Consolidated Financial Statements

PINE VALLEY MINING CORPORATION

Consolidated Statements of Shareholders’ Equity

(Unaudited)

(in thousands of Canadian dollars,	Common shares		Commitment to	Share	Contributed
except for share amounts)	Shares	Amount	issue shares	Subscription	Surplus	Deficit	Total

Balance, March 31, 2005	68,886,858	$ 45,353	$ 184	$ -	$ 2,210	$ (19,470)	$ 28,277
Issued for cash	5,305,000	15,138	-	-	-	-	15,138
Shares issued for financing charge	101,020	614	(184)	-	-	-	430
Exercise of warrants and options	1,440,000	578	-	-	-	-	578
Fair value of warrants and options exercised	-	28	-	-	(28)	-	-
Share issue costs, net of future income taxes	-	(550)	-	-	-	-	(550)
Stock-based compensation	-	-	-	-	3,526	-	3,526
Net income for the year	-	-	-	-	-	608	608
Balance, March 31, 2006	75,732,878	61,161	-	-	5,708	(18,862)	48,007
Stock-based compensation	-	-	-	-	371	-	371
Net income for the period	-	-	-	-	-	83	83

Balance, June 30, 2006	75,732,878	$ 61,161	$ -	$ -	$ 6,079	$ (18,779)	$ 48,461

See accompanying Notes to the Consolidated Financial Statements

PINE VALLEY MINING CORPORATION

Notes to the Consolidated Financial Statements

For the Three Months ended June 30, 2006

(Unaudited)

(Tabular amounts are in thousands of Canadian dollars, except for shares, price per share and per share amounts)

1.

CONTINUING OPERATIONS

Pine Valley Mining Corporation and its subsidiaries (the “Company”) are engaged in the development, mining and marketing of metallurgical coal from its Willow Creek Coal Mine located near Chetwynd, British Columbia, Canada. The Company was amalgamated under the Company Act (British Columbia) and its shares are listed on the TSX and OTC Bulletin Board.

These financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes that the Company will realize its assets and discharge its liabilities in the normal course of business. The Company has a working capital deficiency at June 30, 2006 of $10.5 million (March 31, 2006 - $11.8 million). The Company’s continuing operations are dependent on management’s ability to obtain additional loan financing, the raising of additional equity capital and the Company’s ability to sustain profitable operations.

2.

SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

These unaudited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) for interim financial information and follow the same accounting policies and methods of application as the audited consolidated financial statements of the Company for the year ended March 31, 2006. These unaudited interim consolidated financial statements do not include all the information and note disclosures required by Canadian GAAP for annual financial statements and therefore should be read in conjunction with the most recent annual audited consolidated financial statements of the Company and the notes thereto. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. Interim results are not necessarily indicative of the results expected for the fiscal year.

Certain comparative figures have been reclassified to conform to the presentation adopted in the current period.

PINE VALLEY MINING CORPORATION

Notes to the Consolidated Financial Statements

For the Three Months ended June 30, 2006

(Unaudited)

(Tabular amounts are in thousands of Canadian dollars, except for shares, price per share and per share amounts)

3.

MINERAL PROPERTY, PLANT AND EQUIPMENT

Mineral property, plant and equipment consist of:

	June 30, 2006			March 31, 2006
		Accumulated	Net Book		Accumulated	Net Book
	Cost	Amortization	Value	Cost	Amortization	Value

Assets acquired under capital lease	$ 256	$ 93	$ 163	$ 256	$ 80	$ 176
Buildings	651	37	614	426	30	396
Land	214	-	214	140	-	140
Office equipment	803	208	595	595	186	409
Plant and equipment	25,573	2,397	23,176	25,513	1,752	23,761
Property and development	34,858	2,842	32,016	34,722	2,044	32,678
	$ 62,355	$ 5,577	$ 56,778	$ 61,652	$ 4,092	$ 57,560

Included in property, plant and equipment is $1.3 million (March 31, 2006 - $1.3 million) relating to interest capitalized during construction and development.

4.

NON-PRODUCING MINERAL PROPERTIES

	Three months ended	Year ended
	June 30, 2006	March 31, 2006

Pine Pass
Consulting	$ 148	$ 785
Drilling	-	2,716
Environmental	2	17
Permits	-	16
B.C. Mining Exploration Tax Credit	-	(717)
	150	2,817

Beginning of period	2,877	60

End of period	$ 3,027	$ 2,877

The Company has an interest in the Pine Pass property, located adjacent to the Willow Creek mine site and has completed a drill program to further develop reserves at this coal deposit. The purpose of the drill program was to further define Pine Pass reserves for mining and reporting purposes to National Instrument 43-101 standard, provide geological data to develop a mine plan and initiate environmental testing necessary for mine permits.

5.

OPERATING LINE

The Company entered into a working capital credit facility of up to $20 million with Royal Bank Asset Based Finance, a division of Royal Bank of Canada (“Royal Bank” or the “Bank”) on September 16, 2005. The Bank’s facility is secured by all the assets of the Company with first position on inventory and receivables. The facility bears interest at the rate of Royal Bank’s prime plus 1% per annum, calculated monthly.

6.

TERM DEBT

	June 30,	March 31,
	2006	2006

Rockside Foundation loan (US$8,850)	$ 9,878	$ 10,337
	9,878	10,337
Less portion due within one year	9,878	10,337
	$ -	$ -

The Company entered into a Credit Facility Agreement (the "Agreement") with The Rockside Foundation ("Rockside"), a shareholder of the Company, for an aggregate amount up to US$ 7.0 million, with interest at an annual rate of 10%, further amended on December 30, 2004, to increase the loan to US$8.85 million. Under the terms of the Agreement, the Company issued 104,736 common shares for the loan of the initial US$3.75 million principal amount. A further 101,020 shares had been issued to Rockside as at March 31, 2006, representing the 10% bonus due by the Company upon receipt of the subsequent US$5.1 million.

A second amendment to the Agreement was completed on September 16, 2005. Under the terms of the second amendment the due date for repayment of the loan was extended for 10 weeks from November 29, 2005 to February 6, 2006. For the period from November 29, 2005 to February 6, 2006 interest was payable at the rate of 12% per annum with no bonus shares being issued.

A third amendment to the Agreement was completed on November 23, 2005 whereby the terms of repayment of the loan were further extended from February 6, 2006 to June 30, 2006.

A fourth amendment to the Agreement was completed on June 15, 2006, whereby the terms of repayment of the loan were extended from June 30, 2006 to September 30, 2006. All other terms remain unchanged.

Rockside’s loan is secured by the Company’s assets subject to an inter-creditor agreement with Royal Bank which grants the Bank certain priority rights with regard to inventory and receivables. In addition, a subordination and postponement agreement has been entered into between the Bank and Rockside whereby Rockside has postponed their loans in favour of Royal Bank (see Note 5).

PINE VALLEY MINING CORPORATION

Notes to the Consolidated Financial Statements

For the Three Months ended June 30, 2006

(Unaudited)

(Tabular amounts are in thousands of Canadian dollars, except for shares, price per share and per share amounts)

7.

DUE TO RELATED PARTY

The Company has provided for the payment of $0.6 million to the estate of the former Chairman of the Company (the “Estate”).  The Estate is administered on behalf of its beneficiaries by a director of the Company.  The Company has agreed, subject to certain conditions being fulfilled, to enter into discussions that could result in a cash payment or shares of the Company being issued in full consideration of an amount of $0.6 million for the Estate upon terms and arrangements that are not yet to be determined.  There is no immediate requirement or intention to finalize these discussions.

8.

ASSET RETIREMENT OBLIGATION

Although the ultimate amount of the asset retirement obligation and reclamation is uncertain, the fair value of these obligations is based on information currently available, including closure plans and applicable regulations.

The total undiscounted amount of the estimated cash flows required to settle the Company’s asset retirement obligation is $3.2 million (March 31, 2006 - $3.2 million) which has been discounted using a discount rate of 7.5% to total $2.3 million (March 31, 2006 - $2.3 million). Reclamation obligations at the Willow Creek Mine are expected to be paid annually up to 2013. These obligations will be funded from operating cash flows, reclamation deposits and cash on hand. Future changes to these estimates, due to changes in closure plans or applicable regulations, will be made prospectively with a corresponding charge to the asset’s carrying value.

9.

SHARE CAPITAL

(a)

Authorized

Unlimited common shares of no par value.

(b)

Issued and outstanding

No shares were issued during the three months ended June 30, 2006.

PINE VALLEY MINING CORPORATION

Notes to the Consolidated Financial Statements

For the Three Months ended June 30, 2006

(Unaudited)

(Tabular amounts are in thousands of Canadian dollars, except for shares, price per share and per share amounts)

10.

STOCK OPTIONS AND WARRANTS

(a)

Stock options

The Company has established a stock option plan for directors, officers, consultants and employees.  At June 30, 2006, the Company was allowed to grant up to 7,162,767 stock options.  Stock options are exercisable once they have vested under the terms of the grant.  A summary of the Company's options at June 30, 2006 and the changes for the period then ended is presented below:

	Three months ended June 30,
	2006		2005
		Weighted		Weighted
		Average		Average
	Number	Exercise	Number	Exercise
	of Options	Price	of Options	Price

Outstanding, beginning of period	3,100,000	$ 2.36	3,070,000	$ 3.47
Exercised	-	-	(310,000)	0.88
Outstanding, end of period	3,100,000	$ 2.36	2,760,000	$ 3.76

As at June 30, 2006, the Company has outstanding stock options to purchase an aggregate 3,100,000 common shares as follows:

Options Outstanding			Options Exercisable
		Weighted		Weighted
		Average		Average
		Exercise		Exercise
Number	Expiry Date	Price	Number	Price
250,000	April 28, 2007	$ 0.90	250,000	$ 0.90
5,000	April 23, 2009	1.01	5,000	1.01
75,000	July 8, 2009	1.56	25,000	1.56
500,000	March 9, 2010	5.30	312,500	5.30
100,000	March 17, 2010	5.31	100,000	5.31
2,170,000	March 21, 2011	1.74	1,050,500	1.74
3,100,000		$ 2.36	1,743,000	$ 2.46

PINE VALLEY MINING CORPORATION

Notes to the Consolidated Financial Statements

For the Three Months ended June 30, 2006

(Unaudited)

(Tabular amounts are in thousands of Canadian dollars, except for shares, price per share and per share amounts)

Using the fair value method for stock-based compensation, the Company recorded a charge to operations of $371,000 during the three month period ended June 30, 2006 (three months to June 30, 2005 - $720,000). These amounts were determined using the Black-Scholes option pricing model, based upon the following terms and assumptions:

	Years ended March 31,
	2006	2005

Dividend yield	0%	0%
Risk free interest rate	3.2 - 3.99%	3.08 - 3.79%
Expected life	3 years	3 - 5 years
Expected volatility	75%	86 - 117%

(b)

Warrants

A summary of the Company's warrants at June 30, 2006 and the changes for the period then ended is presented below:

	Three months ended June 30,
	2006		2005
		Weighted		Weighted
		Average		Average
	Number	Exercise	Number	Exercise
	of Warrants	Price	of Warrants	Price

Outstanding, beginning of period	2,777,500	$ 4.24	1,850,000	$ 2.68
Exercised	-	-	(1,100,000)	0.25
Outstanding, end of period	2,777,500	$ 4.24	750,000	$ 6.25

 As at June 30, 2006, the Company has outstanding share purchase warrants to purchase an aggregate 2,777,500 common shares as follows:

Warrants Outstanding
Weighted
Average
Exercise
Number	Expiry Date	Price
750,000	September 22, 2006	$ 6.25
2,027,500	June 12, 2007	3.50
2,777,500		$ 4.24

11.

SEGMENTED INFORMATION AND ECONOMIC DEPENDENCE

The Company operates in one industry and as at June 30, 2006 substantially all of the Company's assets were located in Canada.

Revenues from customers can be attributed to the following countries:

	Three months ended June 30,
	2006		2005

Asia	$ 14,821	72%	$ 13,474	100%
Europe	5,834	28%	-	0%
	$ 20,655	100%	$ 13,474	100%

For the three months ended June 30, 2006, 99% of sales are to six customers and 96% of accounts receivable are from two customers (June 30, 2005 – 100% of sales to four customers and 100% of accounts receivable from two customers).

12.

CHANGES IN OPERATING ASSETS AND LIABILITIES OTHER THAN CASH

	Three months ended June 30
	2006	2005

Increase in accounts receivable	$ (4,306)	$ (2,209)
Decrease (increase) in prepaid expenses	22	(443)
Decrease (increase) in inventory	1,033	(1,216)
Increase in accounts payable
and accrued liabilities	2,087	4,142
Effect of foreign exchange on non-cash items	184	1
	$ (980)	$ 275

PINE VALLEY MINING CORPORATION

Notes to the Consolidated Financial Statements

For the Three Months ended June 30, 2006

(Unaudited)

(Tabular amounts are in thousands of Canadian dollars, except for shares, price per share and per share amounts)

13.

COMMITMENTS AND CONTINGENCIES

(a)

The Company has letters of credit of $50,000 and $373,000 outstanding at June 30, 2006 (March 31, 2006 - $508,000).

(b)

The Company has entered into operating lease agreements for coal loading services, office space and equipment and vehicles at the mine site. These agreements require the Company to make the following lease payments:

	Office	Office			Coal
	equipment	lease/trailer	Vehicles	Equipment	loading	Total
Nine months ending March 31, 2007	$ 7	$ 58	$ 63	$ 28	$ 716	$ 872
Year ending March 31, 2008	9	85	65	37	980	1,176
Year ending March 31, 2009	7	70	11	12	919	1,019
Year ending March 31, 2010	-	65	-	-	-	65
Year ending March 31, 2011	-	65	-	-	-	65
Year ending March 31, 2012	-	65	-	-	-	65
Year ending March 31, 2013	-	54	-	-	-	54
	$ 23	$ 462	$ 139	$ 77	$ 2,615	$ 3,316